3Com Corporation

November 30, 1993
Second Quarter Report


To Our Shareholders

For the second quarter of fiscal 1994, we are pleased to report record orders, sales and net income. Sales and orders were $205.3 million and $202.1 million, respectively. Net income of $21.5 million ($.65 per share) grew 60% sequentially, excluding non-recurring gains from the August quarter, and 131% from the prior year.
     These results reflected the company's focus on providing complete desktop-to-WAN connectivity systems, as well as our ability to leverage investments in sales, marketing, and engineering to improve our operating model. Sales of the company's systems products, including internetworking platforms and hubs, represented 35% of total sales, increased 24% sequentially and 30% from the year-earlier quarter. Sales of network adapters accounted for 59% of total sales, and grew 31% sequentially and 45% from a year ago. Communication servers and customer service accounted for most of the remaining 6% of the company's business, increasing 11% sequentially but declining 11% from last year. Additionally, sales outside the U.S. represented 51% of total sales this quarter.
     During the quarter we strengthened our leadership position in global data networking with expanded geographic coverage, increased investments in emerging technologies and new alliances. We opened a new office in Mexico City and formed 3Com Japan to respond to the unique data networking requirements of these growing regions.
     We also strengthened our relationship with Anixter, Inc., one of the world's largest integrators of networking and wiring systems with 150 locations worldwide. As the latest addition to our network systems integration program, Anixter now provides their customers with comprehensive networking systems using the full breadth of 3Com products.
     In a move to bring 100 megabits-per-second (Mbps) Ethernet products to market quickly, 3Com joined with AT&T Microelectronics to codevelop silicon for 100Base-T applications. The new silicon, based on 3Com's pioneering Parallel Tasking technology, will ultimately allow users to migrate smoothly from 10 Mbps to 100 Mbps Ethernet networks.
     Following the close of the quarter, we announced two strategic moves that position 3Com squarely at the forefront of key emerging markets. In December, the company announced a definitive agreement to acquire Synernetics, Inc., the leader in Ethernet and FDDI switching technologies, for $104 million. LAN switching is an important technology which strengthens our High Performance Scalable Networking strategy as well as our position in the hub and internetworking markets. The two companies have worked together since 1991 to develop the switching market and the agreement is the natural culmination of these efforts. The transaction is expected to close in January.
     We also announced an exclusive licensing agreement with Pacific Monolithics, inc. to develop, manufacture and sell wireless LAN products based on radio technology utilizing gallium arsenide. Incorporating this innovative e technology with 3Com's Parallel Tasking technology will allow seamless integration of mobile users into existing Ethernet LANs, extending the full-wire functionality and speed of 10 Mbps Ethernet into the portable domain for the first time.
     The recent months have been very exciting and rewarding for 3Com. As we look forward to the second half of fiscal 994, we will continue to focus our efforts on providing customers with the complete connectivity solutions they need to support their businesses both today and in the future.

Eric A. Benhamou
President and CEO

CONSOLIDATED STATEMENT OF INCOME
                             QUARTER ENDED AUGUST 31,  SIX MONTHS
ENDED NOVEMBER 30,
                                   1993       1992        1993
1992
in thousands,
except per share data
(unaudited)

Sales                            $205,275  $152,697         $367,366
$288,314

Costs and Expenses:
   Cost of sales                  102,410    78,888          184,086
153,021
   Sales and marketing             42,501    34,430           77,956
63,588
   Research and development        18,163    16,271           34,041
31,974
   General and administrative       8,689     8,484           16,893
16,817
                                  _______   _______          _______
_______
   Total                          171,763   138,073          312,976
265,400
                                  _______   _______          _______
_______
Operating income                   33,512    14,624           54,390
22,914
Gain on sale of investment             -         -            17,746
- -
Other income (expense)_net           (492)     (769)            (812)
(309)

Income before taxes                33,020    13,855           71,324
22,605
Income tax provision               11,557     4,575           23,747
7,475
                                  _______   _______          _______
_______
Net income                       $ 21,463  $  9,280         $ 47,577
$ 15,130
                                  _______   _______          _______
_______
Earnings per share               $   0.65  $   0.29         $   1.44
$        0.48

Shares used in computing
  per share amount                 33,159    31,493           33,124
31,381
                                  _______    _______         _______
_______


CONSOLIDATED BALANCE SHEET
                                                          QUARTER
ENDED NOVEMBER 30,
                                                               1993
1992
in thousands, except per share data
(unaudited)

Assets

Current Assets:
   Cash, cash equivalents and
     temporary cash investments                               $160,759
$ 87,416
   Trade receivable                                            100,113
80,498
   Inventories                                                  57,761
59,727
   Other                                                        41,048
26,915
                                                               _______
_______

Total current assets                                           359,681
254,556
Property and equipment_net                                      54,604
55,879
Other assets                                                     8,577
11,984
                                                               _______
_______

Total                                                         $422,862
$332,419
                                                               _______
_______
Liabilities and Shareholders' Equity
Current Liabilities:
  Notes payable                                              $     -
$  8,227
  Accounts payable and accruals                               101,733
83,935
  Accrued restructuring costs                                   3,059
7,790
  Income taxes payable                                         17,455
2,986
  Current portion of long-term obligations                        194
244
                                                               _______
_______
Total current liabilities                                      122,441
103,162

Long-term obligations                                              597
1,413
Accrued restructuring costs_non-current                            289
1,516

Shareholders' Equity:
   Common stock                                                162,365
134,240
   Retained earnings                                           137,596
81,561
   Accumulated translation adjustments
(426)      527
                                                               _______
_______
Total shareholders' equity                                     299,535
216,328
                                                               _______
_______
Total                                                         $422,862
$322,419